UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 22, 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Hadera Paper Ltd. (the “Company”) (AMEX:AIP) announced that the Company intends to forward to analysts of the capital market several newsletters with regard to Company’s activity and also the words of Company’s CEO and an interview with subsidiary’s CEO, not for themselves obligates publication of an immediate report.

Since the above-mentioned, may include information that was not previously presented in the frame of Company’s reports and/or information that was differently presented at Company’s reports, the Company is hereby attaching the aforesaid words of Company CEO, attached hereto as Exhibit 1, the interview with subsidiary’s CEO, attached hereto as Exhibit 2, and the newsletters forwarded to analysts, attached hereto as Exhibit 3, to err on the side of caution.

The above-mentioned information may contain forward-looking information as defined in the Israeli Securities Act, and merely consists of forecasts and estimates by the Company, based on information available to the Company as of the report date, internal assessments and Company expectations. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner different than that expected, inter alia as to factors which lie outside the control of the Company.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: July 22, 2009

EXHIBIT INDEX

Exhibit No.	Description

1.	Words of Company CEO dated July 22, 2009.
2.	Interview with subsidiary’s CEO dated July 22, 2009.
3.	Newsletters dated July 22, 2009.